UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report:

March 28, 2025

NEPTUNE REM, LLC
(Exact name of issuer as specified in its Certificate of Formation)

Delaware	92-1301404
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30 N. Gould St. Suite R Sheridan WY 82801
(Full mailing address of principal executive offices)

970-634-9281
(Issuer’s telephone number)

The Blanton Series LLC; The Cedar Ridge Series LLC, The Dalmore Series LLC, The Stag Series LLC, The Templeton Series; The Woody Creek Series LLC
(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

On December 30, 2024, the Securities and Exchange Commission qualified the offering statement of Neptune REM, LLC (the “Company”) on Form 1-A POS (File No. 024-12356) (the “Regulation A Offering”). Pursuant to the Regulation A Offering, the Company implemented a Realbricks Friends and Family Reward Program (the “Reward Program”) to provide investors (each a “Referrer”) who meet eligibility requirements set forth herein the opportunity to receive interests (the “Reward Interests”) for referring a friend or family member (an “Eligible Recipient”) who opens an account on the Realbricks Platform and makes a first investment in the Regulation A Offering. Should an Eligible Recipient make a qualifying investment, the Referrer will receive Reward Interests (the “Reward Interests”) comprised of Series Interests in the Series LLC that the Eligible Recipient has purchased interests of, in an amount equal to ten (10) percent of the Eligible Recipient’s initial investment. The Eligible Recipient must invest a minimum of $100 in order for a Referrer to receive Reward Interests.

As of April 1, 2025, the Company will be slightly adjusting the Reward Program as follows:

-	The program name shall be called the Realbricks Referral Program instead of the Realbricks Friends and Family Reward Program.
-	Both the Referrer and Eligible Recipient will now each receive $50 in Rewards Interest, upon the initial investment by the Eligible Recipient, regardless of the size of the investment, assuming a minimum allowed investment of $100 in Reward Interests.

No other changes will be made to the Reward Program with the exception of those listed herein.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sheridan, State of Wyoming, on March 28, 2025.

NEPTUNE REM, LLC

By:	Terra Mint Group, Corp., a Wyoming corporation, its managing member

By:	/s/ Kevin Cottrell
Name: Kevin Cottrell
Title: Chief Executive Officer